NEWS RELEASE

December 10, 2002

Trading Symbol: TSX: RNG

RIO NARCEA ANNOUNCES FINANCING ARRANGEMENTS

OF US$61 MILLION FOR AGUABLANCA PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the signing of a mandate to arrange and underwrite a project financing facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca Ni-Cu-PGM Mine located in southwestern Spain. The Company received highly competitive project financing offers from the banking community denoting their strong interest to finance the Aguablanca Project.

The proposed Project Loan Facility consists of a six years senior amortizing loan facility of US$45 million; a subordinated convertible loan facility of US$5 million (conversion price at a 30% premium over the average of the daily closing prices of Rio Narcea shares for the months of November and December 2002); a stand-by senior cost over-run facility of US$5 million; and a nickel and copper hedging facility to cover the equivalent of 50% of nickel production during the term of the loan. The commodity hedge program will be structured with puts and calls that will provide adequate downside protection while enabling the Company to benefit from upside gains. The Project Loan Facility is subject to completion of due diligence, legal documentation, and final internal Bank and regulatory approvals.

In addition, the Company has executed and signed a credit facility of €6 million (approximately US$6 million) with Barclays Bank, S.A.E. to finance the VAT of the costs of the project construction.

The capital costs estimated in the bankable feasibility study to construct the Aguablanca Mine are approximately US$64 million, including working capital and VAT. The Project Loan Facility and the VAT facility will cover the majority of this amount and additional legal and closing fees.

Rio Narcea is currently in the final stages of negotiation with three major companies for a long-term nickel concentrate off-take agreement. The Company is expected to make an announcement shortly.

“We are looking forward to developing a strong relationship with our lenders. Their participation reflects their confidence in the Company and the robustness and quality of our Aguablanca Project. We are confident of meeting our timetable of starting commercial production in the first quarter of 2004”, commented Alberto Lavandeira, President and Chief Executive Officer. “It is our goal to minimize dilution for our shareholders by putting in place a financing structure that not only ensures the formal development of Aguablanca but also maximizes the considerable value of the project. Rio Narcea remains focused on continuing to strengthen its financial position. We currently have US$10 million in cash and are expecting continued strong cash flows from our gold operations in 2003.”

About Aguablanca

Based on the positive bankable feasibility completed last July, the Aguablanca Mine is projected to produce 20 million pounds of nickel, 15 million pounds of copper and 25,000 ounces of PGM in concentrate annually over an open pit mine life of 10.5 years.

In parallel with the financing and permitting, the Company has received offers from several international engineering companies for project engineering and construction and is currently evaluating them with the goal of awarding the contract shortly. The proposals from the engineering companies are within the expected costs defined by the feasibility study. Rio Narcea is fast tracking the development of the project to start commercial production in the first quarter of 2004.

About Investec Bank (UK) Ltd.

Investec is an international specialist banking group that provides a diverse range of financial products and services to a niche client base. Its operations are divided into four key areas: Investment Banking, Treasury and Specialized Finance, Private Client Activities and Asset Management. Investec is represented in 11 countries, with its main centers of operations in the UK and South Africa. Investec Bank (UK) Limited is regulated by the FSA and is a member of the London Stock Exchange.

Within Treasury and Specialized Finance, the Mining Finance Team focuses on the provision of finance, hedging and corporate advisory services.

About Macquarie Bank Ltd.

Macquarie Bank and its subsidiaries provide a range of investment, commercial and retail banking services from offices in 15 countries.  It is headquartered in Sydney and listed on the Australian Stock Exchange with a market capitalization of approximately A$5 billion (US$2.8 billion).  Macquarie is rated A1 (short term) and A (long term) by Standard and Poors.

Macquarie is a leading provider of services and products to the global resources industry including equity, debt and mezzanine financing, 24 hour price-making, structured hedging products and advisory services.

About Rio Narcea

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit.

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For further information contact:

Alberto Lavandeira, President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit, Manager Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com / www.rionarcea.com

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